March 2, 2020

Richard Toselli, M.D.
Chief Executive Officer
InVivo Therapeutics Holdings Corp.
One Kendall Square, Suite B14402
Cambridge, MA 02139

       Re: InVivo Therapeutics Holdings Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 8, 2019
           File No. 001-37350

Dear Dr. Toselli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Rosemary G. Reilly, Esq.